Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

April 20, 2007

United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
USA

Dear Ladies and Gentlemen:

Re: Medical International Technology, Inc.
SEC File No. 000-31469

We have read the statements made by Medical International Technology, Inc in Item 4.01 of the accompanying Form 8-K, which is being filed with the Securities and Exchange Commission. We agree with the statements contained therein concerning our firm

Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP

Per: Gerry Goldberg, C.A.

GG/ch

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663